Sub-Item 77D

DREYFUS HIGH YIELD STRATEGIES FUND
(the "Fund")

POLICIES WITH RESPECT TO SECURITY INVESTMENTS

On February 23, 2017, the Board of Trustees of the Fund approved a proposal to permit the Fund to invest up to 10% of the Fund's total assets in floating rate loans.

The Fund's investments in floating rate loans will be generally focused on senior secured loans but also may include second lien loans, senior unsecured loans, subordinated loans, and fixed rate loans with respect to which the Fund has entered into derivative instruments (principally swap agreements and options on swap agreements) to effectively convert the fixed rate interest payments into floating rate interest payments. The Fund also may purchase participations and assignments in, and commitments to purchase, floating rate loans. Investments in floating rate loans and other floating rate securities generally will focus on U.S. issuers, but the Fund may invest in foreign issuers, typically those located in foreign countries that are members of the Organisation for Economic Co-operation and Development.